UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			      (Amendment No. _)*


			    ChinaEDU Corporation
			     (Name of Issuer)

	    Ordinary Shares in the form of American Depositary Shares
			(Title of Class of Securities)

				16945L107
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
			       (206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			     November 28, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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Cusip No.  16945L107		Schedule 13-D			Page 2 of 12


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
		PN



(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.




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Cusip No.  16945L107		Schedule 13-D			Page 3 of 12


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
               IA



(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.





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Cusip No.  16945L107		Schedule 13-D			Page 4 of 12


1.	Names of Reporting Persons
	Alexander B. Washburn


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.





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Cusip No.  16945L107		Schedule 13-D			Page 5 of 12


1.	Names of Reporting Persons
	Daniel R. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.





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Cusip No.  16945L107		Schedule 13-D			Page 6 of 12


1.	Names of Reporting Persons
	Stanley L. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.




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Cusip No.  16945L107		Schedule 13-D			Page 7 of 12


1.	Names of Reporting Persons
	Brandon D. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,905,892 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,905,892 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,905,892  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.41%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of December 17, 2012, the Reporting Person beneficially owns
3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

(2) 	Based on 53,804,980 Ordinary Shares outstanding as of December 31,
2011; as reported on the Company's Form 20-F filed on April 27, 2012.





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Cusip No.  16945L107		Schedule 13-D			Page 8 of 12

				EXPLANATORY NOTE

	The Reporting Persons previously filed a Schedule 13G on February 17, 2009, as subsequently amended on February 16, 2010, February 15, 2011, and June 10, 2011. The Reporting Persons later filed a Schedule 13D (the "Group 13D") jointly with the Aegir Parties and the Lake Union Parties (as such terms are defined in the Group 13D) on August 17, 2011, as subsequently amended on October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012,
July 9, 2012 and August 17, 2012 (the "Group Amendments"). This Schedule 13D amends and supplements all of the above described filings with respect to the Reporting Persons.

	The Reporting Persons, the Aegir Parties and the Lake Union Parties may be deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of an agreement among the three parties and Stifel, Nicolaus & Co. ("Stifel"), as further described in Item 4 below. The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares held by any of the Aegir Parties and the Lake Union Parties.



Item 1.	Security and Company

	This schedule relates to ordinary shares ("Ordinary Shares") in the form of American Depositary Shares ("ADS"), issued by ChinaEDU Corporation (the "Issuer" or the "Company"), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People's Republic of China.



Item 2. Identity and Background

(a) (c) and (f)
	This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P. (the "Fund"), a Washington limited partnership; Columbia Pacific Advisors LLC, (the "Advisor"), a Washington limited liability company; Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The Fund is an investment fund; the Advisor is the advisor and sole general partner of the Fund; Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of the Advisor.

(b)	The business address of the Reporting Persons is:
	1910 Fairview Avenue East
	Suite 200
	Seattle, WA 98102-3620

(d)-(e)
	None of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Cusip No.  16945L107		Schedule 13-D			Page 9 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

	The Ordinary Shares in the form of ADS reported herein by the Reporting Persons were acquired by the Reporting Persons for an approximate aggregate amount of $18,601,895, and were acquired with the investment capital of the Reporting Persons.


Item 4. Purpose of Transaction.

	The Reporting Persons acquired their interests in the Company between August 7, 2008 and December 17, 2012, and presently hold approximately 18.41% of the Company's Ordinary Shares in the form of ADS. The purchases of the ADS were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

	In August 2011, the Reporting Persons, the Aegir Parties and the Lake Union Parties (the "Committee Members") formed The ChinaEDU Value Realization Committee (the "Committee") in order to work with the board of directors of the Company to enhance shareholder value by exploring avenues for the sale of the Company to potential strategic and financial buyers, as more fully described in the Group 13D and the Group Amendments.

	In August 2012, the Committee Members engaged Stifel to act as their exclusive financial advisor with respect to the sale of their investments in the Company. In seeking a possible sale of the Committee Members' interests in the Company, Stifel has, among other things, engaged in discussions with third parties and the Company concerning a possible sale of the Committee Members' interests in the Company. No agreement has been reached for the sale of such interests or as to the price or time at which such interests might be sold, but discussions are continuing. The foregoing summary of Stifel's engagement is qualified by reference to the text of the letter agreement filed as Exhibit 99.3 hereto and is incorporated herein by reference.

	The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs
(a)-(j) of Item 4 of Schedule 13D.


Item 5.	Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares in the form of ADS held by other Reporting Persons, except as expressly set forth below.

(b)	See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and

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Cusip No.  16945L107		Schedule 13-D			Page 10 of 12

Mr. B. Baty serve as the managing members of the Advisor, which is the sole general partner and primarily responsible for all investment decisions regarding the Fund's investment portfolio. As a result of such role and otherwise by virtue of their relationship to the Fund and the Advisor, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADS directly beneficially owned by the Fund and, accordingly, may be deemed to indirectly beneficially own such shares. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.


(c)	The trading dates, number of Ordinary Shares in the form of ADS purchased and price per share for all transactions in the Ordinary Shares in the form of ADS in the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Exhibit 99.1.

(d)	Not applicable.

(e)	Not applicable.



Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information concerning the letter agreement with Stifel described in
Item 4 hereto and filed as Exhibit 99.3 hereto is incorporated herein by reference.

	Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1	Transactions by the Fund During the Past 60 Days.
99.2	Joint Filing Agreement among the Reporting Persons, dated February 14,
	2011 *
99.3	Letter Agreement, dated August 16, 2012 by and between Stifel, Nicolaus
	& Company, Incorporated, Columbia Pacific Opportunity Fund, L.P., Lake Union Capital Fund, LP New Vernon Aegir Master Fund, Ltd., Trent Stedman and Thomas Patrick. **

*	Incorporated by reference from Amendment No. 2 to the Schedule 13G/A,
	filed by the Reporting Persons with respect to Ordinary Shares of the Company on February 15, 2011

**	Incorporated by reference from Amendment No. 7 to the Group 13D,
	filed on August 17, 2012



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Cusip No.  16945L107		Schedule 13-D			Page 11 of 12



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 18, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  December 18, 2012	COLUMBIA PACIFIC ADVISORS, LLC
				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  December 18, 2012	/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  December 18, 2012	/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  December 18, 2012	/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  December 18, 2012	/s/ Brandon D. Baty
				Brandon D. Baty


________________








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Cusip No.  16945L107		Schedule 13-D			Page 12 of 12


				EXHIBIT 99.1

		TRANSACTIONS BY THE FUND DURING THE PAST 60 DAYS

						Underlying	Approximate
				Number		Ordinary	Price Per
				of ADS (1)	Shares of	ADS (excluding
Date		Transaction 	Purchased	such ADS	commissions)
10/19/2012	BUY		 5,120		15,360		5.82
10/22/2012	BUY		 7,200		21,600		5.87
10/23/2012	BUY		   300		900		5.97
10/24/2012	BUY		 2,700		8,100		5.90
10/26/2012	BUY		   800		2,400		5.91
10/31/2012	BUY		   300		900		5.86
11/01/2012	BUY		 1,100		3,300		5.95
11/02/2012	BUY		   200		600		6.01
11/05/2012	BUY		   300		900		6.01
11/06/2012	BUY		   300		900		6.02
11/08/2012	BUY		   200		600		5.97
11/09/2012	BUY		   100		300		6.00
11/12/2012	BUY		   100		300		6.03
11/13/2012	BUY		 1,800		5,400		5.91
11/15/2012	BUY		18,483		55,449		5.50
11/16/2012	BUY		   700		2,100		6.03
11/19/2012	BUY		 6,300		18,900		5.94
11/20/2012	BUY		   800		2,400		5.87
11/21/2012	BUY		 4,100		12,300		5.84
11/23/2012	BUY		 5,000		15,000		5.79
11/26/2012	BUY		 5,100		15,300		5.85
11/27/2012	BUY		 6,300		18,900		5.86
11/28/2012	BUY		21,600		64,800		5.83
11/29/2012	BUY		 2,100		6,300		5.85
11/30/2012	BUY		 4,000		12,000		5.82
12/03/2012	BUY		 1,300		3,900		5.81
12/04/2012	BUY		 1,459		4,377		5.79
12/05/2012	BUY		 1,400		4,200		5.79
12/06/2012	BUY		 2,000		6,000		5.70
12/07/2012	BUY		 1,300		3,900		5.67
12/10/2012	BUY		   300		  900		5.72
12/12/2012	BUY		   200		  600		5.80
12/13/2012	BUY		 1,000		3,000		5.76
12/14/2012	BUY		 2,875		8,625		5.71
12/17/2012	BUY		   805		2,415		5.65


(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share